Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
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Contact:                 336-436-4855
----------               Pamela Sherry


LABORATORY CORPORATION OF AMERICA-
REGISTERED TRADEMARK- HOLDINGS ANNOUNCES
OFFERING OF ZERO COUPON CONVERTIBLE
SUBORDINATED NOTES


Burlington, NC, September 4, 2001 - Laboratory Corporation of
America-Registered Trademark- Holdings (LabCorp-Registered
Trademark-) (NYSE:LH) today announced its intention, subject to market and other conditions, to raise approximately $435 million
(excluding proceeds of an overallotment option, if any) through a private offering of zero coupon convertible subordinated notes due 2021 to certain qualified institutional investors.

LabCorp-Registered Trademark- stated that it intends to use the net proceeds of the offering to repay the term loan outstanding under its credit agreement and the related interest rate swap agreement and use the balance for working capital and general corporate purposes. The lenders under the credit agreement have consented to the offering.

The notes and common stock issusable upon conversion have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Unless so registered, the notes and common stock issued upon conversion of the notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offer of the securities will be made only by means of a private offering memorandum.

LabCorp-Registered Trademark- is one of the largest independent clinical laboratories in the U.S., with annual revenues of $1.9 billion in 2000. Through its national network of laboratories, LabCorp-Registered Trademark- offers more than 4,000 different clinical tests that are used by the medical profession in the diagnosis, treatment and monitoring of disease.